ACE Limited

Barengasse 32

CH-8001 Zurich

Switzerland

Phone: +41 43 456 76 00

Fax:          +1 (441) 295-3997

October 8, 2009

Cecilia Blye

Chief

Office of Global Security Risk

Division of Corporation Finance

Securities & Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

USA

RE: ACE Limited

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 27, 2009

File No. 1-11778

Dear Ms. Blye,

Thank you for your letter dated August 17, 2009, setting forth a single comment of the staff of the Division of Corporation Finance (the “Staff”) on the Form 10-K for the Fiscal Year ended December 31, 2008 (the “2008 Form 10-K”) of ACE Limited (the “Company” or “ACE”).

We have considered the Staff’s comment, and as requested we hereby provide the response below as supplemental information. For convenience, a recitation of the comment is set forth in bold type.

General

1.	We note disclosure on page 37 of your 10-Q for the quarter ended September 30, 2005 that you had exposure to losses from Hurricane Wilma and that Hurricane Wilma made landfall with destructive effects in several areas, including Cuba, a country identified by the State Department as a state sponsor of terrorism and subject to U.S. economic sanctions and asset controls. We note also that the description of your Latin American operations in the 10-K does not include reference to Cuba. Please clarify for us whether you have operations associated with Cuba, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Describe the nature and extent of any such direct or indirect contracts, including any products and services you have provided to Cuba, and any agreements, commercial arrangements, or other contacts you have had with the Cuban Government or entities controlled by the Cuban government.

The Company believes its description of its Latin American operations in the 2008 Form 10-K is accurate and complete in all material respects.

The Staff’s comment references ACE’s description of the regions affected by Hurricane Wilma, i.e., the Yucatan Peninsula, Mexico, Cuba and Florida. This statement is factually true. However, this statement should not be read to imply anything other than the physical scope of the damage inflicted by a natural disaster. In particular, it should not be read as an indication that ACE had policyholders in Cuba or sustained losses arising out of damage in that country. ACE does not to our knowledge have any policyholders resident in Cuba, has no physical presence of any kind there, and did not pay any claims for damage occurring in Cuba that resulted from Hurricane Wilma.

ACE does not have any operations whatsoever in Cuba whether through subsidiaries, affiliates, or other direct or indirect arrangements. Moreover, neither the Company nor its subsidiaries insure any Cuban entities or individuals, and we do not have any contacts with the Cuban government or entities controlled by the Cuban government.

********

In connection with our response to your letter, we acknowledge that:

¡	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

¡	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

¡	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss the above response with you or respond to any further comments of the Staff. Please do not hesitate to contact the undersigned at (441) 299-9346. Please also note that the fax number on the August 17, 2009 letter addressed to Mr. Evan Greenberg was incorrect. The correct fax number is +1 (441) 295-3997, reflected in the letterhead above, and we would appreciate update to your records.

Sincerely,

/s/ Robert Cusumano
Robert Cusumano
General Counsel

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